Filed by: Finisar Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Optium Corporation

Commission File No.: 001-33109

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements related to the anticipated consummation of the proposed combination of Finisar Corporation (“Finisar”) and Optium Corporation (“Optium”), the benefits of the proposed combination, the future financial performance of Finisar after the proposed combination and each company’s expected reported revenues for its latest quarter.  All forward-looking statements included in this filing are based on information available to Finisar and Optium as of the date of this filing and current expectations, forecasts and assumptions of each company.  Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated.  In the case of each company’s expected revenues for its latest quarter, these risks and uncertainties include adjustments to preliminary financial results that may result from the completion of the normal quarterly financial reporting process.  In the case of the proposed combination of Finisar and Optium, these risks and uncertainties include the risk that the proposed combination may not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained;  difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; risks associated with the rapidly evolving markets for both companies’ products, the historical dependence of each company on a limited number of customers, and fluctuations in the mix of products and customers in any period; the risks associated with ongoing new product development, and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction;  intensive competition; and the other risks and uncertainties faced by each company, as reported in their most recent respective Forms 10-K, Forms 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).  No forward-looking statements in this filing or those filings should be relied upon as representing Finisar’s or Optium’s views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Important Additional Information

In connection with the proposed combination of Finisar and Optium, Finisar plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and Optium plans to file with the SEC the same Joint Proxy Statement/Prospectus.  The definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of Finisar and Optium after clearance with the SEC.  Each company will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY EITHER FINISAR OR OPTIUM WITH THE SEC

RELATING TO THE PROPOSED COMBINATION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

Copies of the documents filed with the SEC by Finisar or Optium may be obtained free of charge from the SEC website maintained at www.sec.gov.  In addition, Finisar’s SEC filings may be obtained free of charge from Finisar’s website (www.Finisar.com) or by calling Finisar’s Investor Relations department at 408-542-5050 and Optium’s filings may be obtained free of charge from Optium’s website (www.Optium.com) or by calling Optium’s Investor Relations department at 267-803-3801.

Each of Finisar and Optium, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from that company’s respective stockholders in connection with the proposed combination.  Information about the directors and executive officers of Finisar (including their respective ownership of Finisar shares) is contained in Finisar’s annual meeting proxy statement filed with the SEC on February 21, 2008 and available free of charge in the manner described above.  Information about the directors and executive officers of Optium (including their respective ownership of Optium shares) is contained in Optium’s annual meeting proxy statement filed with the SEC on November 13, 2007 and available free of charge in the manner described above.  Additional information regarding the interests of such participants in the proposed combination will be included in the Joint Proxy Statement/Prospects and the other documents filed by each company with the SEC relating to the proposed combination (when filed).

Filed below is a transcript of a conference call/webcast  for the financial community jointly  hosted by Finisar Corporation and Optium Corporation at 9 am EDT/6 am PDT on May 16, 2008 for the financial community to discuss the joint press release issued by the companies earlier that date following the execution of the companies’ definitive merger agreement. [Each of the companies has previously filed such press release  on Form 8-K and under Rule 425 and has previously filed the joint slide presentation referenced during the call under Rule 425; accordingly, such documents are omitted from this filing.]

TRANSCRIPT

FINISAR CORPORATION/OPTIUM CORPORATION

Moderator: Jerry Rawls

May 16, 2008

9:00 A.M. EDT/6:00 A.M PDT

Operator:         Welcome to the Finisar/Optium merger conference call and Webcast.  Please note that the slides that accompany this morning’s presentation are available on the investor relations section of each company’s Web site.

As a reminder, this conference call is being recorded for replay purposes.

During the course of this conference call and Webcast, we will be making a number of forward-looking statements about Finisar, Optium and the proposed combination that the companies jointly announced earlier today.  All such forward-looking statements are based on information available to Finisar and Optium at the time of this presentation and current expectations, forecasts and assumptions of each company.  Those statements involve risk and uncertainties that could cause actual results to differ materially from those anticipated.  Those statements should not be relied on as representing Finisar’s or Optium’s views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any of those statements to reflect events or circumstances that may later arise.  Further information about the risks inherent in these forward-looking statements is contained on slide two of the joint investor presentation that was filed with the SEC earlier today and posted to the investor relations page of each company’s Web site.

In connection with their proposed combination, Finisar intends to file with the SEC a registration statement on form S-4 containing a joint proxy statement/prospectus and Optium plans to file the joint proxy statement/prospectus with the SEC.

Each company will also file with the SEC from time to time other documents relating to the proposed combination.  Investors and security holders are urged to read carefully the joint proxy statement/prospectus, when it is filed with the SEC and other documents filed by either Finisar or Optium with the SEC relating to the proposed combination when they are filed because they will contain important information.  We also refer you to the slide three on the joint investor presentation.

On slide four, our speakers this morning will be Jerry Rawls, Chairman and CEO of Finisar Corporation and Eitan Gertel, Chairman and CEO of Optium Corporation.  At this point, I would like to turn the call over to Mr. Jerry Rawls, Chairman and Chief Executive Officer of Finisar Corporation.  Mr. Rawls, please go ahead.

Jerry Rawls:    Thank you.  Well, good morning everyone. I want to thank you for joining us. I realize many of you, especially on the west coast, sometimes don’t get a lot of warning for these early morning calls.  We appreciate your participation and I appreciate what it’s like to be a securities guy on the west coast having to get up and meet the morning call on the east coast.

Today we’re delighted to announce an important milestone for our industry: the planned combination of Finisar and Optium, two strong companies coming together to create a powerhouse with huge potential to enhance value for employees, customers and shareholders.

The press release issued this morning also reflects a leadership transition as the two companies formally combine.  I will remain as executive Chairman of the combined company and Eitan

Gertel, currently Chairman and CEO of Optium, will become Finisar’s new Chief Executive Officer.

Eitan has over two decades of experience in our industry. Optium’s exceptional growth in just seven years and Eitan’s role in leading JDSU’s optical subsystem division from startup to a multi-hundred million dollar operation are a testament to his track record in building high growth optical communications businesses and the sound financial and leadership qualities required of a CEO.

I’ve known Eitan for quite awhile.  He’s a smart guy, an energetic guy, a hands-on operator.  I think he’s a great leader and he’ll be a terrific fit, culturally, to lead this important integration.

This morning I’ll be reviewing the transaction and its strategic fit for both companies and then Eitan will take a more forward-looking view of the combined companies, including the revenue and cost synergies anticipated from the transaction.  Finally, Eitan and I will wrap up the call with some closing remarks.

Now for those of you who are on the Webcast, if you could turn to slide number five.

The combination of Finisar and Optium will create an extremely well-diversified global organization with over $600 million in annualized revenues.  The transaction will provide an unmatched product portfolio for building next generation broadband networks.

Our products are used in application spanning from networking and storage to long reach solutions for telecom and cable television, as well as test and monitoring tools for many of these same applications.

It will bring critical mass, manufacturing flexibility and unparalleled R&D resources for developing next generation optical solutions.

The complementary profiles of these two companies will create cost and revenue synergies not otherwise possible as standalone organizations.

This transaction creates a powerful, diversified global organization and leverages the strengths of two very successful companies.

If you’ll turn to slide six on the Webcast.

Slide six provides an overview of the transaction.  The definitive merger agreement announced this morning calls for Finisar and Optium to combine via a stock-for-stock tax-free exchange.  The Finisar name will survive while our headquarters will be split for now between Sunnyvale, California and Horsham, Pennsylvania until we make more definitive announcements regarding our integration plans.

The definitive merger agreement calls for Optium shareholders to receive 6.262 shares of Finisar for each Optium share.  This represents an approximate ownership split of 65 percent Finisar, 35 percent Optium.

Governance changes include a rebalancing of our board.  Upon closing of the transaction, six board seats will be held by existing directors from Finisar’s current board, including myself as Executive Chairman.  Three will come from the Optium side of the house, including a board seat to be held by Eitan as the new CEO.

Of course, the transaction is subject to regulatory review and customary closing conditions as well as approval by both Finisar and Optium shareholders.

Closing is expected in the third calendar quarter of 2008.

If you’ll turn to slide seven.

Slide seven highlights the enormous potential for building value through this combination.  There’s no question that the market needs consolidation.  Both Eitan and I have talked openly about this need in the optical communications sector.

For our shareholders, we wanted a combination that would build significant strategic and financial value for both sides.  The key strategic highlights of this merger include creating a new leadership position in the optical communications space with over $600 million dollars in annualized revenue and market leading profitability.  Finisar, with its core strength in enterprise networking and storage, is a great complement to Optium’s core strengths in telecom as well as cable television.

With little product overlap, our combined product portfolio grows considerably.  We will have the broadest portfolio of products in the industry, addressing a diverse set of markets, including some of the highest growth areas in the optical communications space such as enterprise network storage, 10G and 40G transmission, and ROADMs.

Naturally we will enjoy economies of scale in terms of cost synergies.

In addition, by joining two best-in-class manufacturing models, we will further optimize costs and working capital.

Finisar brings considerable capacity and expertise for high volume/low cost manufacturing, while Optium has developed impressive best practices and mass customization for high-end products.  Depending on the technology life cycle, there are indeed competitive advantages to both approaches.

One of the great benefits of consolidating two leading technology innovators is that we can really streamline those efforts now.  We think there is great potential here as these two superb R&D teams come together.

Financially, this combination is expected to produce meaningful costs synergies of approximately $10 to $15 million dollars per year, as well as a host of revenue synergies that we will not attempt to quantify as of yet today.

In addition, we are both entering this combination with great growth momentum.  In fact, as disclosed in today’s press release, both companies announced expected record revenues for their April quarters.  As indicated in this morning’s press release, Finisar expects to report approximately $120 million in revenues for our fourth fiscal quarter, a record for the company, with networking and storage revenues particularly strong in the quarter.

Optium also expects to report record revenues of approximately $45 million, as they continue to execute their growth strategy.  In all, this is a great start to a powerful combination.

Now, if you’ll move to slide eight in the Webcast.

Slide eight gives you a snapshot of the two companies side-by-side.  We’ve annualized each company’s last fully reported quarter to give you a feel for the significant revenue base totaling more than $600 million for the combined company.

Finisar has market-leading gross margins and both companies have strong track records of non-GAAP profitability.

Our product groups, as you can see, are very complementary.  Finisar is very strong in enterprise networking and storage for one-gig to eight-gig applications and has emerged more recently as a client-side, 10-gig to 40-gig supplier for both networking and telecom applications.

Optium’s core strengths are in higher-end 10-gigabit products, especially tunable transponders, line-side 40-gigabit solutions, as well as the exciting ROADM product line.

Combined, the companies will have an extremely diverse mix, targeted to a much larger and higher-growth, addressable market.

Now, if you’ll turn to slide nine.

Let me just take a moment to provide a bit of background on each company for those not familiar with Finisar or with Optium.

Over 90 percent of Finisar’s revenue is derived from optics, optical subsystems and components.  We are a market leader in pluggable optics for networking and storage solutions.  Finisar’s strength in these markets dates back to the mid-’90s, when we helped develop the Fibre Channel standard and focused on developing inexpensive gigabit optics for storage applications.

We’ve expanded over the years, both organically and through acquisitions, to become a key player in the fast-growing 10-gigabit pluggable and 40-gigabit client-side technologies.  Finisar’s revenues for these products were just a little over $5 million for all of fiscal 2005, increasing to $40 million in fiscal 2007 and to over $66 million in revenue for the nine months just ended in January of 2008.

Today, Finisar’s products target the market for high-speed data communications encompassing local area networks, storage area networks, metropolitan area networks and telecommunication networks.  All these are markets that continue to benefit from the increasing demand for bandwidth and storage.

Finisar sells to most of the major systems suppliers in the communications industry.  Cisco, in fact, is the company’s only customer which comprises more than 10 percent of total revenues.  They were just over 21 percent in fiscal 2007.  And Finisar’s top 10 customers routinely comprise between 50 and 60 percent of total revenues.

As evidenced by Finisar’s industry-leading gross margins, this is a model that has worked well for our mix of business.  Finisar’s operating model is highly vertically integrated.  We make our own key components, including VCSELs for short-distance communications and DFB lasers for longer distance metro and telecom applications.

We have developed our own internal IC design capability, which enables us to provide our customers with leading edge designs early on, while keeping our costs low.

We manage Finisar’s mix of high-volume, lower-cost manufacturing requirements with several state-of-the-art, first class facilities that we own and operate offshore.  Access to in-house offshore economics from a cost standpoint is an obvious benefit here.  But we’ve also found that this structure gives us much more flexibility when compared to the alternative – that is, contract manufacturers – when managing the continued fluctuations in customer demand and forecast, as well as responding to upside surprises from customers.

Now, if you’ll move to slide 10, a few words about Optium.

They’re a company that has done things a bit differently – and quite successfully, I might add.  In just seven years, Optium has delivered explosive growth by focusing on the highest-growth market opportunities.  Today, their market niche is geared to higher-end telecom products: 10-gigabit and 40-gigabit transponders and ROADMs.

AlcatelLucent, Tellabs and Ericsson have been some of their top customers for these products in the last few quarters.  In 2005, they added Cisco-Scientific Atlanta as a key customer for their new cable television transmission product line.  Adding a nice balance between cable television and telecom continues to be a competitive advantage.

In 10-gigabit, which represents over 65 percent of their revenue mix, Optium is one of the largest suppliers of 300 PIN tunable transponders – a high-growth area, as OEMs design more agile networks to accommodate bandwidth requirements.

Optium also has some exciting 40-gigabit products and technologies, including DPSK and DQPSK for line-side applications.

Optium’s ROADM product line is truly next-generation technology.  Optium is ramping both production, development and capacity for 40-gigabit transponders and ROADMs very aggressively this year and their products have gained the attention of nearly all tier one suppliers.

Optium has clearly had an impressive record for growth.  What’s more, Optium has developed a strong track record of profitability, using a fabless manufacturing model that optimizes outsourced key components, in-house design and highly automated manufacturing.  They’ve developed impressive techniques for the mass customization required to win new business and to accommodate higher-end performance requirements.  And as the two companies come together, we certainly intend to leverage these best practices.

Now, if you’ll move to slide 11.

As shown on slide 11, our industry will continue to be driven by accelerating investment in bandwidth capacity expansion to support fast-growing video transport, including on-demand Internet video, IPTV and expanded HD cable television offerings.

Other innovations in the data center, such as virtualization and network storage, will also create bandwidth demand.  Major customers are currently projecting network traffic to grow by several multiples over the next three years to support rapidly expanding video traffic and cellular backhaul.  Overall, the high-speed optical communications industry remains an excellent growth opportunity.

And now with that background, I’m going to turn the call over to Eitan – Eitan.

Eitan Gertel:   Thank you, Jerry and now if you’d turn to slide 12.

I want to start off by saying that we are excited to be a part of what we believe is a significant and very positive change in this industry.  As slide 12 illustrates, the combination of Finisar and Optium creates a new global leader in optical components and subsystems.  They’re very strong companies – two very strong companies – with a great customer base and a diverse product expertise, coming together to create a dynamic organization, fully dedicated to high-speed optical communication solutions.

Now, if you’d – can you turn to slide 13.

As slide 13 illustrates, using annualized prior-quarter data, the combination of Finisar and Optium brings together two companies with strong track records of profitability.

In addition to Finisar’s strong margins, we believe further improvement will come from the operating leverage Optium has been preparing for as we have ramped product and capacity for the two very strategic product lines – our 40G and ROADMs – and, of course, the synergies expected as a result of this merger.

In the next few slides, I would like to provide some additional color as to where those synergies will come from.

Turning to slide 14, for the combined company our addressable market is expected to expand considerably to over $3 billion by year 2011.  Post-merger, we will have unrivaled market reach, as well as a high overall growth profile.

The new company will have the scale, technology and customer relationships to continue to successfully penetrate new high-growth market opportunities.

In telecom, we’ll optimize the strength of both companies, particularly in pluggable optics and 10G tunables.  And of course, we’ll continue to drive the high-growth 40G client and line-side products aggressively. ROADMs will also play a large part in the growth of the company.

Finisar has always been strong in storage and helped lead the way in supplying the industry with new products as it transitioned from one to two to four-gig, and has now begun shipping eight-gig products in volume.  We believe that the demand for storage and the trend toward virtualization will continue to drive demand for those products well into the future.

Finisar was one of the first companies to push for the XFP form factor for 10G telecom applications, a form factor which continues to grow in popularity.  In addition, FTTX, which includes GPON products and parallel optics applications, are expected to be a high-growth area for the combined company – in short, great market opportunity coupled with clear diversification across industry segments.

Now, if you turn to slide 15, this slide speaks to innovation, a proven strength of both companies, that played a big part in bringing the two companies together today.

Finisar is already leading the way in storage applications.  On the heels of shipping the SFP Plus for short-distance storage applications, it has already introduced an 8G SFP+ for longer distances for disaster recovery applications.  And Finisar has more recently demonstrated the next-generation, high-speed VCSELs for 17G applications.

In addition, the acquisition of AZNA brings an innovative suite of photonic components and subsystems, which utilize their unique and patented chirp managed laser, or for short, CML.  The CML enables communication equipment manufacturers to provide long-reach optical transmission at lower cost, better performance and at less complexity than those based on externally modulated lasers.

We believe that these attributes, together with the small size of the CML device, will enable the integration of tunability to a number of our products, including XFP.

Optium has brought a number of next-generation products to market, with a handful of those listed here ramping in the current fiscal year.  Optium has strong IP around the use of LCoS for its WSS ROADM switching core platform, a technique that has enabled the development of industry-leading product platforms, such as our 50-gigahertz high-resolution platform, and advanced functionalities, such as mixed channel planning and channel contouring.

Optium also holds strong IP around the 40G line-side technologies and was the first to market with 300 PIN DPSK volume shipments.

Now, if you turn to slide 16.

As depicted on this slide, while the combination of R&D spent is impressive, compared to our peer group, that’s clearly not the whole story.  With a combined total of over 400 R&D engineers, this merger brings together two strong R&D teams with deep industry expertise and world class engineering patents – an incredibly strong engine for product development and revenue growth.

As the two companies come together, we’ll be optimizing our R&D effort, leveraging best practices and knowledge, while focusing our efforts on new areas of business and market-leading technologies.

For example, both companies have 100G development projects underway – Optium with a line-side focus, and Finisar with a client-side approach.  So, I’m confident that the combination of our efforts in this particular area will leave us very well positioned as 100G demand materializes over the next few years.

Now, if you turn to slide 17.

As you can see from this slide, there is little overlap in our product lines, allowing for substantial product synergies from this transaction.  Since Optium has only recently entered the 40G client-side market, the primary area of overlap is 10G pluggable.  But again, Optium’s 10G revenue base is heavily weighted towards 300 PIN tunable.

If you look at Optium’s 10G pluggable and 40G client-side, on a revenue basis for the second quarter of fiscal year ‘08, it only represents $3.1 million out of the $40.3 total revenue for that quarter.

Let me emphasize that this is not revenue that goes away.  This represents a manufacturing synergy opportunity for the combined company.  The additional opportunity we will have as a result of this merger is the ability to cross-sell products to a very broad base of customers.

Now, if you turn to slide 18.

This slide gives you a feel of our combined customer base, which includes, as you might expect, all the major tier one and tier two players for each of the segments of the market. Hand-in-hand with the product synergies just described, Finisar and Optium share similar customers, but have little overlap in terms of the product we sell into those customers today.

For example, Cisco is a major customer of Finisar, primarily for enterprise networking and storage. Cisco is also a 10 percent customer for Optium, but primarily through Scientific Atlanta for the cable TV transport products.

So again, the product and customer synergies are expected to be very positive in this merger as our customers continue to streamline their supplier relationship. We believe there are some great benefits to be gained as the combined company markets the broadest product portfolio in the optical communications industry.

Now, if you turn to slide 19.

What is illustrated on this slide, is the breadth of the combined product line that will be unmatched in the industry, representing end-to-end, one-stop shopping optical networking solutions. It’s diversified product lines, including data com, telecom, cable TV and network tools.

It is also diversified within product lines, such as 40G client-side and 40G line-side applications, market-leading position in 10G pluggable, as well as 300 PIN tunable, and the highly diversified next-generation ROADM product platforms.

Together, we believe that this will make us much more strategic to our customers, and will position us well in the market.

Now, if you turn to slide 20.

We expect manufacturing synergies will come from identifying the most efficient way to make each of our products. Finisar and Optium combine a global manufacturing capability as shown on this slide. This slide gives you some idea of the flexibility we’ll have in optimizing the manufacturing expertise of each organization.

For example, Optium has best practices in mass customization, particularly best suited for higher-end technologies and new product introductions, while Finisar has vast offshore capabilities for high-volume, low-cost manufacturing. We expect to make a blended approach to core components, optimizing Finisar internal infrastructure, where practical, while maintaining the multi-supplier outsource component strategy that has proven successful for Optium.

With such a broad product line, a strong base of non-competitor suppliers will continue to be valuable to us. And as a much larger company, we’ll be much more valuable to them.

Now, if you turn to slide 21.

This slide highlights much of what I’ve already talked about today in terms of cost synergies. Without going into details on the typical function redundancies, we expect a substantial amount of cost synergies to be driven by flexibility and economies of scale as we take advantage of our manufacturing and supply chain capability along with our R&D efforts.

At this point, we expect to achieve approximately $10 to $15 million in cost synergies, with a substantial majority expected on a run-rate basis one year from closing.

Since both companies are in their quiet periods for the respective quarters, we are not going to get into a discussion about guidance at this point. Upon closing of the transaction, we’ll communicate more detailed operational goals and priorities and the longer term financial targets.

Next, turn to slide 22.

Turning to this slide, post merger, Finisar will have over $700 million in assets, with a stronger balance sheet and enhanced potential for generating cash flow. Non-GAAP EBITDA for both companies was over $17 million in our last reported quarter. The combined company will have a significantly higher cash position before transaction costs, in addition to Finisar’s recently announced $70.4 million revolving credit facility. There are no covenant issues as a result of this combination.

Now if you turn to slide 23.

Turning to this slide, not yet quantified in our expectations for merger synergies is the potential for revenue upside that we could expect from a host of top-line drivers that can materialize from this merger. To name just a few discussed today, the combined company will have a highly diverse and un-matched product line; extended reach in higher growth markets; strong cross-selling opportunities; next generation technology penetrating the markets of both companies; and we’ll have the infrastructure to support customer needs at any level. This is a powerful combination of two companies with tremendous value on both sides – and we’re going to do our best to realize the even greater potential for value creation by bringing the two companies together.

And now I’d like to turn the call back to Jerry.

Jerry Rawls:	Thank you, Eitan.

Well, I hope all of you can share our excitement today as we celebrate this important event. This is truly a winning combination. While additional consolidation in our space is sure to follow, and this will be good for the industry overall, there is no denying that the combination of Finisar and Optium is a powerful strategic fit. Eitan and I want to thank all of our shareholders, customers, and employees for their continued support and we are looking forward to a great future together. Thank you very much for your attendance today. And we’ll talk to you at the next conference call.

Operator:	Thank you. We will now begin our question and answer session, starting with our first caller, Tim Savageaux with Merriman. Please go ahead.

Tim Savageaux:	Hi, good morning. Can you hear me?

Jerry Rawls:	We can.

Tim Savageaux:

Wonderful. Well, congratulations and well done to both of you. One question, and I know it’s probably pretty early – and Jerry, you did mentioned the West Coast dynamic which I appreciate at least a nod to, although afternoons are fine, too, for this type of stuff. But have you had any input from the customer base today as you’ve announced this merger this morning via phone or e-mail, or can you give us any sense as to their initial reaction among the customer base.

Jerry Rawls:

It’s been very positive so far. As you can expect, as part of the due diligence process in this, we felt an obligation to at least confer with the major customers of the other company. And without exception, all of the companies, at least the one’s that we contacted for Optium, were all very enthusiastic about this combination. And I’ve heard from Eitan that the same was true for our customers. So we have received a lot of encouragement.

Tim Savageaux:	Great. And I’m not surprised to hear that. And, again, I think this is an excellent move for the industry. I’ll pass it on here and maybe come back later.

Jerry Rawls:	Thanks, Tim.

Operator:	Our next question is from Paul Bonenfant with Morgan Keegan. Please go ahead.

Paul Bonenfant:

Thank you. Just to clarify, I think I heard you say you’re not providing any color on the two significant positive pre-announcements for the two companies as well as any details on where you think savings might come from in terms of the split between cogs and opex for the combined company.

Jerry Rawls:	That’s correct.

Paul Bonenfant:

OK. I think you might have addressed this earlier on the call, but do you see any challenges in merging what have essentially been polar opposites in terms of a vertically integrated and a fabless model between the two companies?

Eitan Gertel:

I think, Paul, we see it actually working very well because the product line which Finisar has vertically integrated is a very high runner and product which consumed the majority of their capacity in their foundry.

And in addition to that, they’re actually selling components outside in the merchant market for the same foundry. The product at Optium we’re doing is a much lower runner. I mean, we’re like 30,000 type modules per quarter versus millions of modules per quarter. So what we said on the call, and what we will continue, is keep the balance on the product line going forward and keep the efficiency and rely on both of those things. Some of the benefits will be gained by using some more internal components. But all in all we’ll keep balancing those two approaches for the product line.

Paul Bonenfant:

OK, that’s helpful. Thanks. And if I may, just one more question. You talked in your product overlap discussion about pluggables at 10 gig and 40 gig client-side interfaces. I’m not sure if you addressed the ROADM piece. And if you did, I apologize, I missed it. But you know, at Optium, you have your organically developed ROADM. Finisar recently announced a strategic investment in a small company. And I’m wondering if you see any overlaps either on the positive or negative side with those two product lines.

Eitan Gertel:

Well, we don’t see anything like – I mean, to date, the majority of the products from Optium were on the high port count core and core metro products. We’re getting into the Edge products. And, you know, in the future, we’ll decide which one is the most suitable to do that, and we’ll analyze it going forward. We’re not going with any preconceived notion. We’ll just do whatever is the best for our customers.

Jerry Rawls:

Yes, I think from our standpoint the LCoS technology which Optium has pioneered has wonderful flexibility and capability producing the one by eight, one by nine ROADMs.  But at the one by twos, it’s the Nistica approach using mems and non-hermetic packaging could well be the most cost efficient way to attack that part of the market. So we think it potentially is a very powerful combination.

Paul Bonenfant:	OK, thank you. I’ll cede the floor. Thanks for taking my questions.

Jerry Rawls:	Thank you.

Operator:	And our next question is from Sam Dubinsky with Oppenheimer. Please go ahead.

Sam Dubinsky:

Hey, guys, a couple of quick questions. In terms of this merger, do any new products – or do any products have to be re-qualified with customers when the merger closes or when you sort of transition to new manufacturing processes? And then I have a follow-up.

Jerry Rawls:

Well, we don’t think that immediately any products are going to have to be re-qualified. Now, as we move forward and we look at our designs, maybe there are internally produced components that we produce here at Finisar that we can now integrate into designs that Optium has created in the past to reduce cost or improve performance, then it’s possible that we would then have to re-qualify those. But, you know, coming out of the box, re-qualification should not be an issue.

Sam Dubinsky:

OK, so you don’t see any issues quarter-to-quarter just with the core products of both company as you guys drive cost out of the model in terms of any revenue gaps when this thing closes throughout next year?

Jerry Rawls:	We shouldn’t see any revenue issues.

Sam Dubinsky:	OK. And are there any areas that you guys want to de-emphasize that come to mind, either they’re low margin or they’re no longer strategic when you look at the combined entity?

Eitan Gertel:

We’ll use the next period to analyze everything, but right now there’s nothing that comes to mind directly to de-emphasize. But we’ll take a look at everything, find the most efficient way of producing those products, and see what can be done. I mean, we always talked at Optium about, let’s say, XFP short reach being a challenge for us since the company is not optimized for that. But, for instance, Finisar is the best place to do a product like that. So we’ll look more to discontinue products to move it to the place where it’s most efficiently produced and producing the right gross margin.

Sam Dubinsky:

OK, and also I know Optium had a core sort of margin targets and Finisar different operating metrics. I know you’re still sort of evaluating the businesses, but is there some sort of profitability that you guys want to obtain when you’re together?

Jerry Rawls:

I don’t think I have a specific target today. But what I will tell you is that I believe our goal is that we will be able to raise the overall margins of Optium by using more of our manufacturing capabilities and particularly using our big supply chain operation. The volume that we have for purchasing components should pay off the loss for the combined companies.

Sam Dubinsky:	That’s great, thank you, appreciate it.

Operator:	Our next question comes from John Lau with Jefferies & Co., please go ahead.

John Lau:

Great thank you Jerry. My question is I wanted to focus more on the customer synergies. You mentioned what percentage of customers are common to both of them that you can really start to leverage and cross sell into? Thank you.

Eitan Gertel:

I think, John, I don’t remember the exact percentage of customer we both sell to but I would guess that there’s quite a few that we both sell to and different products. So if you look at where the sales synergies come in, it’s customers that either Optium sells to them or only Finisar sells to them and by expanding our product line with this merger, we’ll expand our addressable market with those customers. And, I can guess, but I would say it’s a substantial part of our customer list that you see there.

John Lau:	And that’s great so it’s not really the customers you both sell to. It’s those new ones that one or the other than can really benefit from this merger then?

Eitan Gertel:

The ones we already sell to, already have both of our product lines. It’s only more service to the customer and one stop shopping for them. The one that brings the sales growth synergies is the one that each one of the companies brings the other product in.

John Lau:	Great. Well thank you very much and congratulations.

Eitan Gertel:	Thank you.

Operator:	Our next question comes from Ajit Pai with Thomas Weisel Partners. Please go ahead.

Ajit:	Yes, good morning.

Jerry Rawls:	Good morning.

Ajit:

A couple of quick questions. I think the first one is just a very different sort of manufacturing models. Now that you have, you know, most of your manufacturing is sort of in high cost regions and a lot of it was based on the model that you had. Is there potential now or would you be considering, you know, including the production of your own products in some of the other plants that Finisar has in lower cost regions?

Eitan Gertel:

I think it’s pretty fair to say that the location are in the high cost areas, but we spend a lot of time in optimizing labor costs in our product to be able to generate the gross margin for the products. It is also fair to say that everything is up for analysis and if we could find a lower cost way to make our product, we will do that, but, you know, we’ve got to optimize the company based on both approaches: if the right products fit in the high production capacity/low cost regions, we’ll go there and then, other products which fits into the model of mass customization will come back in. So you may see some swapping between those locations.

Ajit:

Got it. And the second question is, you know, when you’re looking at the synergies that you’ve talked about in terms of cost, you’re looking at, you know, about a year after closing when you expect to get the majority of the impact. But could you give us some color as to this quarter and the next quarter, you know, before the closing. You know, how much do the companies intend to work together and, you know, what kind of synergies are available in this current period even before you close the transaction?

Jerry Rawls:

Not much – one of the things that we will be doing is planning for consolidation and planning the integration of the companies in our systems and processes etc., but we cannot implement any of those until after the closing and, as we’ve said, we expect the closing to occur in the third quarter.

Ajit:

Sorry, what I meant is not below the line synergies but on the top line are you going to have your sales forces already cross selling and things like that? Is there any inter-company agreement that could begin to impact your top line even before the close or do you have no such agreement in place?

Jerry Rawls:	We have no such agreements in place.

Ajit:	OK. OK, thank you.

Operator:	Our next question comes from Scott Coleman with Morgan Stanley; please go ahead.

Scott Coleman:

Hello. Thanks for taking my question guys. You know, I’m wondering if you actually focus on the demand environment. Both of you announced upside expectations in your quarters that you’re going to report relatively soon. Eitan, I was wondering if you could just give us your view on the demand landscape in the telecom market and, in particular, if you’ve seen a rebound in your 10 gig product that’s been weak the last couple of quarters. And Jerry I’m wondering if you could give us your view on what’s happening in the enterprise and networking market at this point.

Eitan Gertel:	Scott, I think that the one thing that we’ve said is, we can’t talk too much about the quarters since we are still in the quiet period.

Scott Coleman:	... well, but you announced the revenue so certainly something drove the upside Eitan.

Eitan Gertel:

Absolutely, in general, I would say we didn’t see any major changes in the 10G. We see 10G behaving as we expected. But we didn’t see any major upside that was a surprise to us. If you look at it the revenue, I mean, we performed as we expected and we see that even our 40G and ROADM product line performed well and slightly even better than we expected but we didn’t see any spikes from 10G if that’s what your asking?

Scott Coleman:	OK thanks Eitan.

Jerry Rawls:

Yes and from our standpoint, the thing that was surprising maybe to most people was the strength in the storage business that continues to be very robust. A little bit of softness in enterprise switching was more than offset by strength in storage and a lot of interesting demand in disaster recovery solutions, longer distance storage connections as well.

Scott Coleman:	All right, thanks for the color guys.

Jerry Rawls:	Thanks.

Operator:	And our next question comes from Patrick Callery with Piper Jaffray, please go ahead.

Patrick Callery:

Hey good morning guys and congratulations as well on this great move for you guys. Was curious, you know, you talked a lot about synergies in manufacturing as well as in operating expense. I’m a little curious about how you guys see moving forward your consolidation with some of the R&D activities. You’ve got a pretty wide spread base of locations from which to generate R&D from.

Eitan Gertel:

I think R&D right now at Optium is centered around the product lines and Finisar is also located in California around its product lines. So I would say you won’t see vast changes in the consolidation of locations in our R&D. You’ll see us working on eliminating some duplication of people to emphasize the new products to the company. What I mean is, if we were separate companies, each one of us has to invest money to get into each others’ business. This combination eliminates that need and actually can point more R&D towards even more aggressive growth in new products and more benefits to our customers.

Jerry Rawls:

Yes, like many growing companies, we have no shortage of opportunities on our roadmap and we are normally limited by having enough technical talent to be able to attack all the projects. And I think one of the things that we’re going to do here is maybe be able to better focus some of that talent. For sure one of the wonderful things about this combination is the fact that we do end up with such a powerful R&D team.

Patrick Callery:	Great, well thank you and good luck to you guys.

Jerry Rawls:	Thanks.

Operator:	Our next question is a follow up from Tim Savageaux with Merriman. Please go ahead.

Tim Savageaux:

Hello. I guess this question could be for both you guys or mostly for Eitan. Now obviously this looks like more of a merger than an acquisition here, and I gather that’s the case but I do want to address the issue of valuation with regard to the transaction. I mean, obviously you report a quarter here substantially ahead of the revenue levels which you posted when you went public, obviously there were different valuation multiples in play then. Three times versus one time. You obviously didn’t let that hold you back and I think that’s a good call but maybe you can just discuss kind of an overall view toward doing the deal at the price indicated versus where you’ve seen the equity trade in the past and how you came around to making that decision as one that makes sense for the company and for shareholders?

Eitan Gertel:

So we’re talking for a long time, Jerry and I, about this combination and the strategic fit that was there, the product overlap was small to almost non existent and also the customer synergies that are there and we look at the companies from a contribution to the overall combination of the merger and see what that combination can bring and which contribution of each company to that combination. And then we derive that value which we believe is of benefit to our employees and shareholders. Now we believe the growth is there and we believe the valuation of the companies will come over time, but the way we arrived at that ratio is from trying to analyze where each company is and how we move forward and where the contribution of each part of the companies will be.

Tim Savageaux:	OK, thanks.

Operator:	We thank you all for your participation on this call today. At this time, there are no further questions. I would like to turn the call back over to management for closing comments.

Jerry Rawls:

Well it has been an exciting day for us and it will continue throughout the day as we have employee meetings and customer calls and all the things that go with this. But stay tuned. You’re going to hear a lot of exciting outcomes, events and products which we think will be of great benefit to our customers and our shareholders in the future. And I thank you very much for listening.

Operator:	Ladies and gentlemen, this concludes today’s teleconference; you may disconnect your lines at this time. Thank you again for your participation.

END